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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/07/28: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2021/07/28: Announcement of board meeting approved the consolidated financial statements for the second quarter of 2021

99.3                 Announcement on 2021/07/28: The board meeting approved capital budget execution

99.4                 Announcement on 2021/07/28: UMC announced its operating results for the second quarter of 2021

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/07/26~2021/07/28

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$ 2,081,485,440;

total transaction price: NT$ 2,081,485,440

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of board meeting approved the consolidated financial statements for the second quarter of 2021

1. Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/07/28

2. Date of the financial reports approved by the audit committee: 2021/07/28

3. Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/06/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 98,004,753

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 28,402,274

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 18,934,845

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 24,177,440

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 21,755,499

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 22,370,990

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.83

11. Total assets end of the period (thousand NTD): 421,677,394

12. Total liabilities end of the period (thousand NTD): 181,485,267

13. Equity attributable to owners of parent end of the period (thousand NTD): 240,085,927

14. Any other matters that need to be specified: NA

Exhibit 99.3

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2021/07/28

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 31,895 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.4

UMC announced its operating results for the second quarter of 2021

1. Date of occurrence of the event: 2021/07/28

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2021 Results

Q2 gross margin rose to 31.3%; margin momentum expected to continue into Q3

Second Quarter 2021 Overview:

‧Revenue: NT$50.91 billion (US$1.83 billion)

‧Gross margin: 31.3%; Operating margin: 22.2%

‧Revenue from 22/28nm: 20%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$11.94 billion (US$429 million)

‧Earnings per share: NT$0.98; earnings per ADS: US$0.176

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2021.

Second quarter consolidated revenue was NT$50.91 billion, increasing 8.1% QoQ from NT$47.10 billion in 1Q21. Compared to a year ago, 2Q21 revenue was up 14.7% YoY from NT$44.39 billion in 2Q20. Consolidated gross margin for 2Q21 was 31.3%. Net income attributable to the shareholders of the parent was NT$11.94 billion, with earnings per ordinary share of NT$0.98.

Jason Wang, co-president of UMC, said, “Strong demand fueled by 5G adoption and digital transformation underpinned our strong performance in the second quarter. Our manufacturing facilities exceeded 100% utilization while overall wafer shipments rose 3.0% QoQ to 2.44 million 8-inch equivalents. Revenue from 28nm technologies continued to grow sequentially, fueled by applications incorporated into 4G/5G smartphones, Solid State Drive, and Digital TV. During the quarter, we continued our product optimization and cost reduction efforts, lifting our gross margin. We expect the strength of structural demand to sustain and support the continuous improvement of blended ASP. As a result, the Company’s gross profit in the first half of 2021 surged 54.5% YoY to NT$28.40 billion.”

Co-president Wang continued, “Looking ahead, we anticipate demand to stay robust in the third quarter driven by megatrends such as 5G and EV. Supply tightness is expected to continue, across 8” and 12” facilities. We foresee margin momentum to continue into the third quarter, supported by further product mix optimization, cost reduction efforts and productivity enhancements. In addition, we expect the adoption rate of our 22nm technologies will continue to gain traction, reflected by a pickup in customers’ 22nm product tape outs in connectivity and display applications. We will also focus on further strengthening our leadership position in a number of specialty technologies such as OLED display driver, RFSOI and imaging applications. Moreover, we continue to take important steps to enhance our corporate governance and lead sustainability efforts in our industry. Earlier this month, five independent directors were newly elected to the Company’s Board of Directors, representing more than 50% of the board seats and including two female directors. The Company also announced its pledge to reach net zero carbon emissions by 2050, as well as our commitment to work alongside our partners to reduce carbon intensiveness and raise renewable energy usage in our supply chain. UMC is dedicated to enhance our corporate governance as well as addressing climate change to build a sustainable environment.”

Third Quarter 2021 Outlook & Guidance

‧Wafer Shipments: To increase by 1-2%

‧ASP in USD: To increase by approximately 6%

‧Gross Profit Margin: To be in the mid-30% range

‧Capacity Utilization: 100%

‧2021 CAPEX: US$2.3 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A